SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 7, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

i-CABLE is awarded exclusive broadcast rights of Olympic Games

(August 6, 2007)

i-CABLE Sports Limited today (Monday) confirmed that it has been awarded the exclusive Internet and mobile platform exhibition broadcast rights within the territory of Hong Kong for the Beijing 2008 Olympic Games by the International Olympic Committee.

i-CABLE Sports Limited has also acquired the exclusive Broadcast and Exhibition rights across all media platforms for the Olympic Games in Vancouver in 2010 and London in 2012 within the territory of Hong Kong.

The award of exclusive Olympics rights was recognition of i-CABLE’s efforts in promoting sports in the territory. i-CABLE is also proud to be associated with the world’s most prestigious sporting event and will bring the Olympic Games to the people of Hong Kong on a scale unprecedented in the territory via our various programming and technology platforms.

For further information, please contact:

Mr Danny Lo

Tel. No. 2112 6916

E-mail : dlo@cabletv.com.hk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: August 7, 2007